UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For the period ended September 30, 2011.
☐	Transition Report on Form 10-K.
☐	Transition Report on Form 20-F.
☐	Transition Report on Form 11-K.
☐	Transition Report on Form 10-Q.
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CEELOX, INC.
Full Name of Registrant

000-53597
SEC File Number

10801 Mastin, Suite 920, Bldg # 8
Overland Park, Kansas   66210
Address of principal executive office, including zip

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Management has not completed their review of the quarterly report.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.

Mark Grannell (813) 769-0918

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

	Yes	☒	No	☐

3.
Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes	☐	No	☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ceelox, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized, on this 14th day of November 2011.

CEELOX, INC.
(the Registrant)

BY:      MARK GRANNELL
Mark Grannell
CEO